

April 29, 2009

Mr. Harry Barr
President and Chief Executive Officer
Pacific North West Capital Corp.
2303 West 41st Avenue
Vancouver, British Columbia V6M 2A3

>   **RE: Pacific North West Capital Corp.**
>   **Form 20-F for the Fiscal Year Ended April 30, 2008**
>   **Filed July 30, 2008**
>   **Response Letter Dated September 25, 2008**
>   **Response Letter Dated October 16, 2008**
>   **Response Letter Dated November 28, 2008**
>   **Response Letter Dated February 3, 2009**
>   **Form 20-F/A for the Fiscal Year Ended April 30, 2008**
>   **Filed April 13, 2009**
>   **File No. 0-29928**

Dear Mr. Barr:

       We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jill Davis
                                        Branch Chief